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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)*


                                Minera Andes Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    602910101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Allen V. Ambrose, 3303 N Sullivan Road, Spokane, WA 99216
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 20, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 9

CUSIP No. 602910101
--------------------------------------------------------------------------------

      1.       Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               N. A. Degerstrom, Inc., 91-0698638
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
      2.       Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
                   -------------------------------------------------------------

               (b) X
                   -------------------------------------------------------------
--------------------------------------------------------------------------------
      3.       SEC Use Only
                            ----------------------------------------------------
--------------------------------------------------------------------------------
      4.       Source of Funds (See Instructions)  OO
                                                   -----------------------------
--------------------------------------------------------------------------------
      5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)
                                  ----------------------------------------------
--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization  Washington
                                                     ---------------------------
--------------------------------------------------------------------------------
               7.      Sole Voting Power  5,000,000
                                          --------------------------------------
  Number of    -----------------------------------------------------------------
    Shares     8.      Shared Voting Power
 Beneficially                              -------------------------------------
   Owned by    -----------------------------------------------------------------
     Each      9.      Sole Dispositive Power
   Reporting                                  ----------------------------------
  Person With  -----------------------------------------------------------------
               10.     Shared Dispositive Power
                                                --------------------------------
--------------------------------------------------------------------------------
     11.       Aggregate Amount Beneficially Owned by Each Reporting Person

               5,000,000
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                                   ---------------------------------------------
--------------------------------------------------------------------------------
     13.       Percent of Class Represented by Amount in Row (11) 26%
                                                                  --------------
--------------------------------------------------------------------------------
     14.       Type of Reporting Person (See Instructions)

               CO
               -----------------------------------------------------------------

                                                                          2 of 9

CUSIP No. 602910101
--------------------------------------------------------------------------------
      1.       Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Neal A. Degerstrom
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
      2.       Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
                   -------------------------------------------------------------

               (b) X
                   -------------------------------------------------------------
--------------------------------------------------------------------------------
      3.       SEC Use Only
                             ---------------------------------------------------
--------------------------------------------------------------------------------
      4.       Source of Funds (See Instructions)  AF
                                                   -----------------------------
--------------------------------------------------------------------------------
      5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)
                                   ---------------------------------------------
--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization  USA
                                                     ---------------------------
--------------------------------------------------------------------------------
               7.      Sole Voting Power
                                          --------------------------------------
  Number of    -----------------------------------------------------------------
    Shares     8.      Shared Voting Power 5,000,000
 Beneficially                              -------------------------------------
   Owned by    -----------------------------------------------------------------
     Each      9.      Sole Dispositive Power
   Reporting                                  ----------------------------------
  Person With  -----------------------------------------------------------------
               10.     Shared Dispositive Power 5,000,000
                                                --------------------------------
--------------------------------------------------------------------------------
     11.       Aggregate Amount Beneficially Owned by Each Reporting Person

               5,000,000
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                                   ---------------------------------------------
--------------------------------------------------------------------------------
     13.       Percent of Class Represented by Amount in Row (11)  26%
                                                                   -------------
--------------------------------------------------------------------------------
     14.       Type of Reporting Person (See Instructions)

               IN
               -----------------------------------------------------------------

                                                                          3 of 9

CUSIP No. 602910101
--------------------------------------------------------------------------------
      1.       Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Joan Degerstrom
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
      2.       Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
                    ------------------------------------------------------------

               (b)  X
                    ------------------------------------------------------------
--------------------------------------------------------------------------------
      3.       SEC Use Only
                             ---------------------------------------------------
--------------------------------------------------------------------------------
      4.       Source of Funds (See Instructions)  AF
                                                   -----------------------------
--------------------------------------------------------------------------------
      5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)
                                   ---------------------------------------------
--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization  USA
                                                     ---------------------------
--------------------------------------------------------------------------------
               7.      Sole Voting Power
                                          --------------------------------------
  Number of    -----------------------------------------------------------------
    Shares     8.      Shared Voting Power 5,000,000
 Beneficially                              -------------------------------------
   Owned by    -----------------------------------------------------------------
     Each      9.      Sole Dispositive Power
   Reporting                                  ----------------------------------
  Person With  -----------------------------------------------------------------
               10.     Shared Dispositive Power 5,000,000
                                                --------------------------------
--------------------------------------------------------------------------------
     11.       Aggregate Amount Beneficially Owned by Each Reporting Person

               5,000,000
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                                   ---------------------------------------------
--------------------------------------------------------------------------------
     13.       Percent of Class Represented by Amount in Row (11)  26%
                                                                   -------------
--------------------------------------------------------------------------------
     14.       Type of Reporting Person (See Instructions)

               IN
               -----------------------------------------------------------------

                                                                          4 of 9

Item 1. Security and Issuer

     This Statement relates to Common Stock (the "Common Stock"), of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada ("Minera Andes"). Minera Andes' principal executive offices are located at 3303 N. Sullivan Road, Spokane, Washington 99216.

Item 2. Identity and Background

     This Statement is filed by N.A. Degerstrom, Inc. ("Degerstrom"), a corporation organized under the laws of the State of Washington, Neal A. Degerstrom, President of Degerstrom, and Joan Degerstrom, Vice-President of Degerstrom, each of whose business address is 3303 N. Sullivan Road, Spokane, Washington 99216. Degerstrom's principal business is contract mining and operation of its own independently owned mines and mines in joint venture with other mining companies. During the past five years, neither Degerstrom, Neal A. Degerstrom nor Joan Degerstrom has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below are the names, principal occupations and citizenship of the executive officers and directors of Degerstrom. Except as otherwise noted below, the business address of each of the executive officers and directors of Degerstom is 3303 N. Sullivan Road, Spokane, Washington 99216, and each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name                      Principal Occupation                  Citizenship      Position with Degerstrom
----                      --------------------                  -----------      ------------------------

Neal A. Degerstrom        President of Degerstrom               USA              President; Director

Joan Degerstrom           Vice President of Degerstrom          USA              Vice-President; Director
Armand Hansen             Vice President of Degerstrom          USA              Vice President; Director

Michael Cannon            Secretary/Treasurer of                USA              Secretary/Treasurer
                          Degerstrom

Richard Stager            Vice President -- Engineering of      USA              Vice President -- Engineering
                          Degerstrom

James Fish                Vice President -- General             USA              Vice President -- General
                          Counsel of Degerstrom                                  Counsel

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to an Asset and Share Acquisition Agreement (the "Acquisition Agreement") dated March 8, 1995, by and among Degerstrom, Minera Andes, Brian Gavin, Jorge Vargas, Enrique Rufino Marzari Elizalde, Minera Andes S.A., and NAD S.A., Degerstrom acquired 4,000,000 shares of Minera Andes common stock, and the right to receive 1,213,409 shares of Minera Andes common stock upon the satisfaction of certain performance criteria (the "Performance Right"), in exchange for the shares of Minera Andes S.A. and NAD S.A. owned by Degerstrom. On January 11, 1996, Minera Andes and Degerstrom also entered into a subscription agreement whereby Degerstrom subscribed for 500,000 units of Minera Andes at a price of CDN $1.44 per unit. Each unit consisted of one share of the Minera Andes common stock and a warrant to purchase an additional share at a price of CDN $1.75. On July 8, 1996, Degerstrom received 500,000 units from the Corporation and exercised the

                                                                          5 of 9

500,000 warrants. The source of the funds used in purchasing the units and exercising the warrants was the forgiveness of debts owed to Degerstrom by Minera Andes for the provision of services.

Item 4. Purpose of Transaction

     The acquisition of Minera Andes' common stock by Degerstrom was in consideration of the sale of certain of Degerstrom's Argentine mineral properties to Minera Andes, and for the forgiveness of debt owed to Degerstrom by Minera Andes.

     Except as otherwise disclosed in this Statement, Degerstrom does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) - (b) The following chart and accompanying notes state the aggregate number and percentage of shares of Minera Andes common stock beneficially owned and with respect to which the persons identified in Item 2 have power, sole or shared, to vote or direct disposition:

                                                                                                 Shares over         Shares over
                                                        Shares over          Shares over         which there is      which there is
                         Shares                        which there is       which there is        sole power to       shared power
  Party identified    beneficially     Percentage      sole power to       shared power to           direct             to direct
      in Item 2        owned (#)        of class          vote (#)             vote (#)          disposition (#)     disposition (#)
  ----------------    ------------     ----------      --------------      ---------------       ---------------     ---------------
N.A.                  5,000,000 (1)        26           5,000,000               0                 5,000,000               0
Degerstrom, Inc.

Neal A.               5,000,000 (1)(2)     26               0               5,000,000                 0               5,000,000
Degerstrom

                                                                          6 of 9

Joan Degerstrom       5,000,000 (1)(2)     26               0               5,000,000                 0               5,000,000

---------------
Notes:

(1)  Does not include 1,213,409 shares issuable pursuant to the Performance
     Right.

(2) Shares are beneficially owned by virtue of control of N.A. Degerstrom, Inc., which controlling shares are held jointly by Neal A. Degerstrom and Joan Degerstrom as husband and wife.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Acquisition Agreement, Minera Andes is obligated to issue to Degerstrom up to 1,213,409 shares of its common stock if any of the mining properties transferred to Minera Andes under the terms of the Acquisition Agreement reach Bankable Feasability (as that term is defined in the Acquisition Agreement).

     1,333,334 of Degerstrom's shares of Minera Andes common stock are held in escrow pursuant to an Escrow Agreement (the "Escrow Agreement") dated November 30, 1995 between Degerstrom, Minera Andes and Montreal Trust Company of Canada. The shares subject to the Escrow Agreement will be released from escrow at an earn-out rate of CDN$0.375 per share of deferred expenditure by Degerstrom (as defined in the Escrow Agreement).


Item 7.  Material to be Filed as Exhibits

     The following documents are filed as exhibits:

     7.1 Asset and Share Acquisition Agreement between Minera Andes S.A., NAD S.A., Minera Andes, Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996. (Incorporated by reference to Exhibit 2.1 of Minera Andes Registration Statement on Form 10- SB (SEC File No. 000-22731)).

     7.2 Escrow Agreement between Minera Andes, Degerstrom and Montreal Trust Company of Canada, dated November 30, 1995. (Incorporated by reference to Exhibit 10.16 of Minera Andes Registration Statement on Form 10-SB (SEC File No. 000-22731)).

                                                                          7 of 9

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 21, 1998

                                       N.A. DEGERSTROM, INC.


                                       By:  NEAL A. DEGERSTROM
                                            ------------------------------------
                                            Neal A. Degerstrom, President


                                            NEAL A. DEGERSTROM
                                            ------------------------------------
                                            Neal A. Degerstrom


                                            JOAN DEGERSTROM
                                            ------------------------------------
                                            Joan Degerstrom

                                                                          8 of 9

                                  EXHIBIT INDEX


     Sequential
     Exhibit No.                      Description


     7.1 Asset and Share Acquisition Agreement between Minera Andes S.A., NAD S.A., Minera Andes, Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996. (Incorporated by reference to Exhibit 2.1 of Minera Andes Registration Statement on Form 10- SB (SEC File No. 000-22731)).

     7.2 Escrow Agreement between Minera Andes, Degerstrom and Montreal Trust Company of Canada, dated November 30, 1995. (Incorporated by reference to Exhibit 10.16 of Minera Andes Registration Statement on Form 10-SB (SEC File No. 000-22731)).

                                                                          9 of 9